United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: The Wendy’s Company

Name of persons relying on exemption: Franciscan Sisters of Allegany NY

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton Ave. Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event. The filer does not beneficially own more than $5 million of Wendy’s stock, and this notice is therefore being provided on a voluntary basis.

The Franciscan Sisters of Allegany NY (the “Proponent”) urge shareholders to vote FOR Proposal 5, the shareholder proposal requesting the Board publish a report evaluating how implementing worker-driven social responsibility (WSR) principles and supporting binding agreements would impact Wendy's ability to identify and remediate human rights issues in sourcing produce, at The Wendy’s Company’s Annual Meeting of Shareholders on May 21, 2025.

Summary of the Proposal

The proposal requests Wendy’s publish a report evaluating how implementing worker-driven social responsibility (“WSR”) principles and supporting binding agreements would impact its ability to identify and remediate human rights issues in sourcing produce.

Support for this proposal is warranted and in the best interest of shareholders because:

1.	Wendy’s agricultural supply chain is exposed to systemic human rights violations, such as forced labor and human trafficking.
2.	Wendy’s existing practices and policies appear to be insufficient in addressing violations in its agricultural supply chain.
3.	Failure to identify and meaningfully address human rights violations in the supply chain exposes Wendy’s and its investors to financial, legal, regulatory, operational, and reputational risks.

Wendy’s agricultural supply chain is exposed to systemic human rights violations, such as forced labor and human trafficking.

There are severe and pervasive human rights risks in the US and Canadian agricultural sectors, which expose Wendy’s to significant risk, including operational disruptions, legal liability, reputational harm, and financial loss.1 Although Wendy’s does not disclose the names or locations of its suppliers, its supply chain is extensive and spans multiple countries. According to the Company’s opposition statement, “[s]everal hundred suppliers are approved to supply the Wendy’s system, and the vast majority of those suppliers are also located in the United States and Canada.” Wendy’s also states that “suppliers are already subject to a wide array of employment and labor laws and regulations that are in effect,” implying that, due to its sourcing primarily from the US and Canada, the risks of forced labor and other human rights abuses in its produce supply chain are lower. The suggestion that human rights risks in the US and Canadian agricultural sector are low is unfounded.

One recent study concluded that forced labor in the US agricultural sector is pervasive,2 and other reports have highlighted additional significant systemic risks, such as hazardous child labor,3 sexual harassment and violence,4 increased rates of injuries,5 prison labor,6 wage theft, and retaliation.7 Experts have highlighted that, despite the legal framework aimed at protecting agricultural workers, there is a significant enforcement gap.8

Similarly, the Canadian agricultural sector is rife with labor abuses. A recent report discusses the risks agricultural migrant workers in Canada face, including hazardous living conditions, heat stress, trafficking, and other forms of exploitation.9 Most recently, in January 2025, Amnesty International published a report that highlights the systemic exploitation, discrimination, and abuse that persist in Canada’s Temporary Foreign Worker Program, which permits migrant workers to work in certain sectors, including agriculture.10 Among a whole host of issues, the report discusses systemic challenges within the Canadian agricultural sector, including the exemption of labor standards in some cases, severe restrictions on the right to freedom of expression and collective bargaining, and the inadequacies in the enforcement of labor standards.11

Greenhouses in the US and Canada can also be subject to severe human rights risks. In Canada, greenhouses have been connected to wage theft, unsanitary housing conditions, heat stress, and other poor working conditions.12 In the US, tomato greenhouses have been linked to poor working conditions, including health and safety violations and discrimination.13

Wendy’s seems to acknowledge the human rights risks that persist in greenhouses. In 2019, the Company issued a statement that “[n]early all tomatoes will be sourced from the United States and Canada,” and that these greenhouses would offer “safe, indoor working conditions.”14 Wendy’s made similar claims to the New York Times in a March 2019 article about campus protests against Wendy’s for its failure to join the FFP.15 By the time Wendy’s published its 2020 “Corporate Social Responsibility Report,”16 however, the Company had apparently ceased making both of these claims.

There are strong indications that the Company has been connected to labor abuses through its supply chain. For example, since 2020, there have been reports of major abuses in greenhouses throughout North America – and especially at greenhouses owned or distributed by reported Wendy’s supplier Mastronardi Produce.17 Additionally, in October 2021, US Customs and Border Protection (CBP) found indications of forced labor at tomato farms imported by Mastronardi, “North America’s largest distributor of greenhouse tomatoes.”18 CBP “identified at least five of the International Labor Organization’s indicators of forced labor during its investigation, including abuse of vulnerability, deception, withholding of wages, debt bondage, and abusive working and living conditions.”19

While the full extent of Wendy’s exposure to human rights violations in its produce supply chain is unknown, by virtue of the Company’s sourcing from such a high-risk sector, Wendy’s is exposed to significant material risk. Despite Wendy’s commitment to responsibly source its top 10 priority food categories - one of which is fresh tomatoes and lettuce/ leafy greens - by 2030 in the US and Canada,20 the Company has not joined the gold standard program for monitoring and addressing human rights violations in the agricultural supply chain: the Fair Food Program (“FFP”), nor has the Company demonstrated that its existing policies and practices are effective to manage these risks.

Wendy’s existing practices and policies appear to be insufficient in addressing violations in its agricultural supply chain.

Wendy’s current version of its Supplier Code of Conduct (“SCOC”) was published in 2017,21 which, given the rapidly evolving standards for supply chain accountability, is outdated. There is an immediate need to evaluate and revamp supply chain accountability at Wendy’s, and to respond to allegations of forced labor in Wendy’s supply chain. Shareholders raised these issues in 2021,22 and in response, the Company published a report in December 2021 (“the 2021 Report”), which did not respond to the concerns the shareholders raised.23

There is nothing in Wendy’s existing SCOC that imposes consequences on suppliers for egregious human rights violations, like forced labor, in a supplier’s operations. Although Wendy's SCOC seeks assurances of adherence to the law, this is already a legal requirement for all suppliers. As such, all suppliers are all functionally treated alike and may continue to have a contractual relationship with Wendy’s, even if they are found with credible allegations or actual findings of forced labor.

The inadequacies of Wendy’s existing policies are highlighted in a recent example. In 2021, indications of forced labor were found within Wendy’s supply chain via tomatoes imported from Mexico,24 which prompted US Customs and Border Patrol to issue a Withhold Release Order (WRO) against the farms involved.25 The tomatoes were harvested by farmworkers on Agropecuarios Tom S.A. de C.V. and Horticola Tom S.A. farms, two growing operations that in turn supplied to a known seller of produce to Wendy’s; Mastronardi.26 27 To date, Wendy’s has yet to publicly confirm that its supply chain is free of the forced labor found on farms like Agropecuarios Tom S.A. de C.V. and Horticola Tom S.A, or otherwise to publicly commit to preventing forced labor in its supply chain by joining a WSR program.

Though Wendy’s policies implore their suppliers to follow the law, because there is no market-enforced monitoring or compliance mechanisms, and no consequence for non-compliance, the potential for abuse remains high.

Problems with Corporate Social Responsibility (“CSR”)/ Benefits of WSR

In a letter introducing the 2023 Wendy’s CSR report, CEO Kirk Tanner wrote about the Company’s guiding principles, one of which is “‘show, don’t tell.’ Our commitment to responsible business practices is meaningful only to the extent that we back it up with action.’” Amidst a growing consensus among experts, policy makers, and human rights advocates that CSR has manifestly failed its stated goal of safeguarding workers’ human rights in supply chains while WSR succeeds in that same goal,28 the Proponent believes that a report assessing WSR in its supply chain would positively reflect Wendy’s guiding principle to ‘show, don’t tell.’

CSR programs, like Wendy’s, and multi-stakeholder initiatives (“MSIs”), despite their reported purpose of protecting the essential human rights of workers within a corporate supply chain, are structurally fated to provide only cursory protections at best, and to certify manifestly inhumane labor practices at worst.29 These schemes rely primarily upon social audits to uncover human rights abuse, but a recent study of over 40,000 social audits revealed these social audits are vulnerable to manipulation or outright falsification: researchers found nearly a third of all social audit reports studied were falsified.30 Moreover, CSR programs lack the kind of mandatory remediation mechanisms to address grievances that social audits may uncover from interviews with workers. This often leads to a negative feedback loop, whereby workers who report issues are more vulnerable to retaliation and less likely to report in the future.31 In practice, CSR programs and MSIs often amount to “fairwashing,” with entrenched human rights abuses hidden from scrutiny by consumer-facing labels that indicate the produce consumed is ethically (or, “fairly”) sourced.32

For example, Ethical Food Initiative, a prominent MSI that Wendy’s currently accepts as an ethical certification, has been found to certify farms rife with abuses that fulfill multiple criteria for modern-day slavery.33 This is why a decade-long study of MSIs and CSR programs found they are “not designed or equipped to be effective tools for protecting rights holders against human rights violations, holding corporations accountable for abuse, or providing survivors and victims with access to remedy.”34 A foundational reason why these programs fail at protecting human rights, including Wendy’s own SCOC, is because they are voluntary, as opposed to being legally binding, and lack market-backed consequences for noncompliance.35 Non-binding guidance, like what Wendy’s currently offers its suppliers, often has fatal consequences. Indeed, it was the precise lack of binding consequences for human rights violations that ended in a disaster, which claimed over 1,100 garment workers in Bangladesh in 2011, and which prompted a shift from corporate social responsibility (“CSR”) policies to worker-driven social responsibility (“WSR”) within the broader garment sector.36

Unlike Wendy's MSIs, WSR programs like the Fair Food Program are binding agreements between workers and corporations that foster long-term collaboration to address systemic abuse.37 Participating buyers are legally required to stop sourcing from suppliers suspended for serious violations, creating real market consequences and driving swift remediation.38 By centering workers and providing channels for ongoing improvement of labor standards, WSR programs build stronger industry practices and more stable workforces—one reason they are increasingly seen as the new “gold standard” in protecting human rights.39

WSR programs directly address a critical failure of MSIs: their inability to identify and prevent modern-day slavery. According to the International Labor Organization, nearly 30 million workers are held in forced labor across the globe, and agriculture is a particularly high-risk sector.40 41 However, the FFP has positively transformed the agricultural operations it touches, turning Florida tomato fields, once dubbed “ground zero for modern-day slavery” by a federal prosecutor42 into the “best work environment in U.S. agriculture” by the New York Times.43 The FFP is able to identify, eradicate, and prevent modern-day slavery with suppliers, not just because of the legally binding, market-backed consequences for violations of the FFP code of conduct, but also because of its independent monitoring body, the Fair Food Standards Council (“FFSC”), which conducts rigorous audits with industry-leading practices. FFSC auditors, as a rule, must interview a majority of the workforce present on supplier operations, 44 and a full 82% of all grievances are resolved within a month of them being relayed to the auditors.45 Because the FFSC does not accept fees from suppliers to conduct audits, no conflict of interest undermines the legitimacy of the investigations, as is currently common practice with other certification programs.46 WSR programs, like the FFP, can benefit Wendy’s not just by guaranteeing industry-leading protections for workers without charging any fees but also by shielding its reputation and potential liability, as well as their suppliers, from findings of modern-day slavery.

Response to Wendy’s Opposition Statement

In Wendy’s opposition statement, and on past occasions, it states, “Wendy’s considers the Fair Food Program to be an acceptable assurance framework that would meet the Code’s requirements regarding ensuring compliance with the Code. However, at the present time, none of our suppliers use the Fair Food Program framework. As the Company has previously shared, since 2019, we have been sourcing tomatoes for our North America restaurants exclusively from indoor, hydroponic greenhouses. Our understanding is that the Fair Food Program operates in the outdoor, field-grown tomato sector.”47 This statement is misleading and relies on outdated information:

1.	“None of our suppliers use the Fair Food Program framework.” Wendy’s has options to source from FFP-participating suppliers but chooses not to. When Wendy’s was first asked to join the FFP in 2013, the program only protected workers on tomato farms in Florida. Now, it has expanded to protect tens of thousands of farmworkers across 23 states and 3 countries harvesting dozens of crop types on farms and in greenhouses, including potatoes, onions, and blueberries–all of which are utilized in Wendy’s restaurants across the world.[48] This means that Wendy’s currently sources from farms whose industry counterparts are protected by a WSR program. Moreover, current Participating Buyers, recognizing the imminent need to ensure their supply chains operate free of forced labor, have worked to expand the Fair Food Program to cover more vital crops, which Wendy’s can do as well.[49]
2.	“Our understanding is that the Fair Food Program operates in the outdoor, field-grown tomato sector.” Wendy’s produce supply chain includes more than just tomatoes, and a WSR approach can mitigate and address human rights risks related to these types of produce. Apart from tomatoes, Wendy’s sources potatoes, onions, and blueberries - which can be sourced from FFP-participating farms.

Failure to identify and meaningfully address human rights violations in the supply chain exposes Wendy’s and its investors to financial, legal, regulatory, operational, and reputational risks.

Reputational Risks

Wendy’s faces reputational risks related to its lack of transparency and actual adverse impacts identified in its produce supply chain. Transparent supply chains can reduce reputational risk and enhance consumer loyalty to a company.50 Because Wendy’s is not transparent with its suppliers, it has been left to discrete investigations to uncover the connections between human rights violations and Wendy’s suppliers. For example, Mastronardi Produce, a reported Wendy’s supplier,51 has been connected to multiple instances of worker safety and human rights violations.52 Wendy’s was also identified as a buyer of tomatoes from Bioparques de Occidente,53 a Mexican company that was the subject of a 2014 Los Angeles Times expose, which revealed, among many disturbing crimes, a massive modern-day slavery operation at the agribusiness giant's work site.54

Wendy’s faces ongoing reputational risk, as highlighted by a longstanding consumer boycott against the Company for not adequately addressing forced labor in its produce supply chain and for evading accountability for “profiting from farmworker poverty.”55 The boycott and its attendant campaign for Wendy’s to join the Fair Food Program, led by a national consumer network, has resulted in a growing number of Wendy’s being removed from university campuses due to human rights concerns in its supply chain.56 A comparable campaign against Taco Bell resulted in more than 20 franchise locations being removed from campuses before Taco Bell’s parent company, Yum! Brands signed an agreement with the Coalition of Immokalee Workers to help establish the FFP.57

Additionally, Wendy’s faces reputational risks for being a laggard amongst its peers in incorporating worker-driven social responsibility approaches. Out of the five major fast food corporations in the US, Wendy’s is the only one to have not joined the Fair Food Program.58

A company’s reputation can meaningfully influence its financial performance, and a damaged or lost reputation is difficult to repair. According to the Conference Board, companies with a high reputation ranking perform better financially than lower ranked companies, and executives find it is much harder to recover from a reputational failure than to build and maintain a reputation.59 Corporations with a good reputation benefit from strong market capitalization, better business efficiency, and recruitment and retention of strong talent.60

Legal/Regulatory Risks

Canada recently passed its “Fighting Against Forced Labour and Child Labour in Supply Chains Act” in May 2023.61 Wendy’s has a significant number of locations in Canada.62 The Canadian law requires large companies doing business in Canada to report annually on their overall supply chain and describe their due diligence efforts to address risks of forced labor and child labor in their supply chain.63

Companies, including Wendy’s, selling goods in Canada must report on “the steps the entity has taken during its previous financial year to prevent and reduce the risk that forced labor or child labor is used at any step of the production of goods in Canada or elsewhere by the entity or of goods imported into Canada by the entity.”64

Given the obvious and long-recognized problem of forced labor in agricultural supply chains, as well as the requirements of Canada’s new law, Wendy’s will need to commit to significantly more meaningful reporting of its human rights due diligence. Concerningly, Wendy’s must report on how it “assesses its effectiveness in ensuring that forced labour and child labour are not being used in its business and supply chains.” The Canadian law also provides serious consequences for companies that neglect to fully comply with these requirements. Failure to adequately report Wendy’s due diligence efforts could trigger considerable litigation, financial exposure, and even criminal penalties.65

Operational Risks

While worker-driven social responsibility programs with binding agreements are proven effective in proactively preventing and mitigating human rights risks in the supply chain, traditional supplier codes of conduct and social auditing may fail to identify human rights violations until significant harm has already been done, which exposes companies to operational risks such as supply chain disruption. If a produce supplier is found to have committed a serious human rights violation and faces regulatory enforcement actions (such as the aforementioned CBP withhold release order on tomatoes) or fines and must undergo corrective action plans to comply with buyers’ standards, the company may face delays or shortages for sourcing affected agricultural commodities. This may contribute to further delays in production, delivery, and sale of food products.

Financial Risks

Such disruptions from poor human rights risk management may increase costs for companies and reduce profitability, while upfront investment in effective WSR programs enhances supply chain resilience through long-term relationships between buyers and responsible suppliers.

Wendy’s is the subject of a longstanding consumer boycott as a result of its resistance to join its peers in becoming a participating buyer in the Fair Food Program and improving its human rights performance, which may negatively impact the company’s social license to operate, potential customer base, and competitive advantage.

Wendy’s lagging supply chain practices may also reduce its potential pool of shareholders, as responsible investors may instead choose to invest with peers who do participate in binding WSR agreements to ensure they are meeting their human rights due diligence obligations to comply with the UNGPs. This may lead to serious financial risks and/or a loss of competitive advantage in European markets, which is implementing a growing number of human rights due diligence and supply chain laws that mandate the kinds of remediation mechanisms found in WSR programs.66

Macroeconomic Risks

Addressing the costs of human rights violations in the supply chain as well as the potential benefits of implementing WSR may help protect the Company’s shareholders from the economy-wide costs and macroeconomic threats related to human rights violations. Human rights violations, such as forced labor,67 discrimination, and suppression of civil liberties (and resultant social unrest68 ), undermine economic productivity by limiting workforce participation, reducing innovation, and deterring foreign investment. A 2024 paper by the International Labour Organization estimated that “freeing people from forced labour and bringing them into formal employment could generate US$611 billion in additional GDP.”69

Given that the growth and stability of the economy is a key driver of long-term portfolio returns for diversified investors, the health and safety of society’s workforce is an important consideration for such investors, separate and apart from its impact on individual company performance. The financial return to such diversified investors chiefly depends on the performance of the market, not the performance of individual companies: research indicates that overall market performance, not idiosyncratic company performance, determines 75-94% of portfolio returns.70

Over long periods, market performance is influenced chiefly by the performance of the economy itself, because the value of the investable universe is equal to the portion of the productive economy that the companies in the market represent.71 However, the social and environmental costs created by companies pursuing profits can burden the economy. This drag on GDP directly reduces the return on a diversified portfolio over the long term.72

A working paper73 by the Danish Institute of Human Rights has identified that human rights intermediary factors like conflict, political instability, and economic inequality depress economic growth, while positive intermediary factors that come from supporting human rights, like human development and stable governance, improve economic growth. The issues of this Proposal — e.g., violations of basic human rights, modern slavery, and forced labor — threaten economic stability and disruptions to global trade and investment, which can impact diversified portfolios.

Conclusion

The Proponent encourages all Wendy’s shareholders to support Proposal 5: regarding Worker-Driven Social Responsibility

For more information, please contact: Aaron Acosta, Program Director at Investor Advocates for Social Justice and representative of the Franciscan Sisters of Allegany NY, via email: aacosta@iasj.org or phone: 973-509-8800.

1 https://www.dol.gov/newsroom/releases/whd/whd20230202-2; https://www.axios.com/pro/retaildeals/2024/08/16/forced-labor-agriculture-food-retail-supply-chain

2 https://www.nature.com/articles/s43016-023-00794-x

3 https://www.hrw.org/news/2019/11/13/children-working-terrifying-conditions-us-agriculture

4 https://victimrights.org/wp-content/uploads/2020/11/WTSToolkit-Sexual-Violence-Against-Farmworkers_Social-Service-Providers.pdf

5 https://www.cdc.gov/niosh/agriculture/about/index.html

6 https://www.epi.org/publication/rooted-racism-prison-labor/#:~:text=In%20Arkansas%2C%20Florida%2C%20Georgia%2C,same%20land%20where%20enslaved%20people

7 https://www.bsr.org/en/blog/managing-migrant-labor-human-rights-risks-in-us-food-value-chains?utm_source=chatgpt.com

8 https://www.aspeninstitute.org/blog-posts/essential-workers-exploited-labor-perspectives-on-farm-work-in-the-us/

9 https://ufcw.ca/templates/ufcwcanada/images/Agriculture_Workers/2024/Migrant-Workers-Report-2023-V7-EN.pdf

10 https://amnesty.ca/wp-content/uploads/2025/01/AMR_20_8872_2025-EN.pdf

11 https://amnesty.ca/wp-content/uploads/2025/01/AMR_20_8872_2025-EN.pdf

12 https://calgaryherald.com/entertainment/movies/new-documentary-reveals-harsh-world-of-migrant-workers-in-canadian-greenhouses; https://amnesty.ca/wp-content/uploads/2025/01/AMR_20_8872_2025-EN.pdf; https://thenarwhal.ca/covid-19-migrant-farmworkers/?utm_source=The+Narwhal+Newsletter&utm_campaign=308b1d01b7-Dec.+16+2021+%E2%80%94+Newsletter+%E2%80%94+members%2C+new+OTGs&utm_medium=email&utm_term=0_f6a05fddb8-308b1d01b7-108530251

13 https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/; https://www.centralmaine.com/2021/10/23/madison-tomato-grower-repeatedly-violated-federal-laws-with-hiring-pra ctices-report-found/; https://www.trla.org/news-releases/sued-by-worker-agricultural-producer-agrees-to-covid-19-safety-measures-at-west-texas-greenhouse

14 Press release has since been removed; https://ufcw.ca/templates/ufcwcanada/images/Agriculture_Workers/2024/Migrant-Workers-Report-2023-V7-EN.pdf

15 https://www.nytimes.com/2019/03/07/business/economy/wendys-farm-workers-tomatoes.html

16 https://s1.q4cdn.com/202642389/files/doc_downloads/report-and-resources/Wendys-2020-CSR-0419_FINAL.pdf

17 https://prismreports.org/2022/04/21/florida-farmworkers-boycott-wendys-worker-safety-violations/

18 https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of-abusing-workers

19 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-withhold-release-order-tomatoes-produced-farm-mexico

20 https://www.wendys.com/csr-what-we-value/food/responsible-sourcing

21 https://www.wendys.com/sites/default/files/2018-04/2017%20Wendy%27s%20Supplier%20Code%20of%20Conduct_FINAL.pdf

22 https://www.iccr.org/shareholders-calling-human-rights-protections-essential-food-chain-workers-prevail-wendys-annual/

23 https://ciw-online.org/wp-content/uploads/20220308-Shareable-Digital-FFP-Advisory-and-Appendix-1.pdf

24 https://prismreports.org/2022/04/21/florida-farmworkers-boycott-wendys-worker-safety-violations/

25 https://www.cbp.gov/newsroom/national-media-release/cbp-issues-withhold-release-order-tomatoes-produced-farm-mexico

26 https://www.latimes.com/california/story/2021-12-31/u-s-blocks-tomato-shipments-from-mexican-farms-accused-of-abusing-workers

27 https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/

28 https://www.fastcompany.com/90865096/one-one-florida-program-is-helping-eradicate-modern-day-slavery-on-farms

29 https://www.hrw.org/report/2022/11/15/obsessed-audit-tools-missing-goal/why-social-audits-cant-fix-labor-rights-abuses

30 https://www.jstor.org/stable/10.7591/j.ctv16kkx12

31 https://corpaccountabilitylab.org/certified-exploitation

32 https://online.ucpress.edu/msem/article-abstract/38/3/379/194642/Fairwashing-and-Union-Busting-The-Privatization-of

33 https://online.ucpress.edu/msem/article-abstract/38/3/379/194642/Fairwashing-and-Union-Busting-The-Privatization-of

34 https://www.msi-integrity.org/not-fit-for-purpose/

35 https://www.wendys.com/sites/default/files/2018-04/2017%20Wendy%27s%20Supplier%20Code%20of%20Conduct_FINAL.pdf

36 https://www.nytimes.com/2023/04/24/fashion/rana-plaza-anniversary.html

37 https://media.business-humanrights.org/media/documents/files/documents/What_is_WSR_0.pdf

38 https://www.washingtonpost.com/climate-solutions/interactive/2024/farmworker-heat-safety-fair-food-program/

39 https://static1.squarespace.com/static/65c2f2ed09018c18af46b6b9/t/65c2fb20e5208315547c025d/1707277088810/FFP+Impact.pdf; https://www.msi-integrity.org/not-fit-for-purpose/

40 https://www.ilo.org/topics-and-sectors/forced-labour-modern-slavery-and-trafficking-persons

41 https://www.theguardian.com/us-news/2021/dec/25/us-farms-made-200m-human-smuggling-labor-trafficking-operation

42 https://gflc.ca/the-fair-food-program/

43 https://www.nytimes.com/2014/04/25/business/in-florida-tomato-fields-a-penny-buys-progress.html

44 https://wsr-network.org/wp-content/uploads/2022/10/the-overlooked-advantages-of-the-independent-monitoring-and-complaint-investigation-system-in-the-worker-driven-social-

responsibility-model-in-us-agriculture.pdf

45 https://www.fastcompany.com/90865096/one-one-florida-program-is-helping-eradicate-modern-day-slavery-on-farms

46 https://equitablefood.org/latest-news/how-much-does-social-certification-cost/

47 https://www.wendys.com/csr-what-we-value/food/safety-qa/supplier-code-conduct/human-rights-labor-practices

48 https://fairfoodprogram.org/partners/

49 https://media.wholefoodsmarket.com/whole-foods-market-expands-partnership-with-coalition-of-immokalee-workers/

50 https://hbr.org/2019/08/what-supply-chain-transparency-really-means

51 https://www.thenation.com/article/society/farming-labor-contractors-coronavirus/

52 https://www.centralmaine.com/2021/10/23/madison-tomato-grower-repeatedly-violated-federal-laws-with-hiring-practices-report-found/; https://cnycentral.com/news/local/more-than-half-of-oneida-farm-workers-now-have-covid-19; https://cnycentral.com/news/local/you-paid-for-it-oneida-farm-at-center-of-covid-19-outbreak-received-15m-in-tax-breaks; https://romesentinel.com/stories/giant-greenhouse-gets-going-and-growing,89740

53 https://harpers.org/2016/03/trumps-tomatoes/

54 https://graphics.latimes.com/product-of-mexico-labor/

55 https://www.boycott-wendys.org/why-boycott-wendys

56 https://www.sfalliance.org/our-campaigns/wendys-el3bz; https://ciw-online.org/blog/2023/03/uf-student-visit-victory/

57 https://www.commondreams.org/news/2010/04/20/farm-workers-fight-extra-cent-and-human-rights

58 https://fairfoodprogram.org/partners/

59 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=1077894

60 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study; https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf; https://hbr.org/2016/03/a-bad-reputation-costs-company-at-least-10-more-per-hire

61 https://globalrightscompliance.com/2023/06/13/canada-passes-legislation-on-due-diligence-in-forced-and-child-labour-in-supply-chains/; https://www.parl.ca/DocumentViewer/en/44-1/bill/S-211/third-reading

62 https://locations.wendys.com/canada

63 https://www.hcamag.com/ca/specialization/employment-law/canadas-forced-labour-reporting-act-what-employers-need-to-know/460024.

64 https://www.parl.ca/DocumentViewer/en/44-1/bill/S-211/third-reading

65 https://www.parl.ca/DocumentViewer/en/44-1/bill/S-211/third-reading

66 https://commission.europa.eu/business-economy-euro/doing-business-eu/sustainability-due-diligence-responsible-business/corporate-sustainability-due-diligence_en

67 https://www.ilo.org/sites/default/files/2024-10/Acting%20against%20forced%20labour_report_WEB.pdf

68 https://www.imf.org/external/pubs/ft/fandd/2021/08/economics-of-social-unrest-imf-barrett-chen.htm

69 https://www.ilo.org/resource/news/global-efforts-end-forced-labour-could-increase-global-gdp-us611-billion

70 Stephen Davis, Jon Lukomnik, and David Pitt-Watson, What They Do with Your Money, Yale University Press (2016)

71 https://www.unpri.org/environmental-issues/universal-ownership-why-environmental-externalities-matter-to-institutional-investors/4068.article

72 https://www.unpri.org/environmental-issues/universal-ownership-why-environmental-externalities-matter-to-institutional-investors/4068.article

73 https://www.humanrights.dk/files/media/migrated/the_economics_of_human_rights_2016.pdf